Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Traded Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”), pursuant to the provisions of Law nº 6,404 of December 15, 1976 (“Corporations Law”) and the applicable regulation of the Brazilian Securities and Exchange Commission (“CVM”), announces to its stockholders and to the market at large that its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed on the date hereof a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of the transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, savings and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brands, which represented in 2012 slightly more than 6% of the Uruguayan market share.

Itaú Unibanco clarifies that the amount involved in the transaction is not material for Itaú Unibanco and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction is subject to the fulfillment of certain conditions precedent, including the approval by competent regulatory authorities.

With this transaction Itaú Unibanco reiterates its commitment to the creation of long-term value for its stockholders.

São Paulo (SP), June 28, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer